Atlas Resources Public #17-2008(B) L.P.

Sticker dated March 24, 2008 to Prospectus dated February 1, 2008

We received the minimum required cleared subscription funds of $2,000,000 from 46 investors on March 24, 2008, broke escrow and began our drilling operations. Also, all Limited Partner Units in the offering have been sold and only Investor General Partner Units are now being offered.

This sticker forms a part of, and must be accompanied or preceded by, the prospectus.